December 14, 2016

Via EDGAR Transmission

Mr. Terence O’Brien
Branch Chief
Office of Manufacturing and Construction
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:      National Steel Company
Form 20-F for the fiscal year ended December 31, 2015
Filed May 16, 2016
File No. 1-14732
Response Letter dated November 14, 2016

Dear Mr. O’Brien:

Reference is made to the comment letters from the staff of the United States Securities and Exchange Commission (the “Staff”) received by Companhia Siderúrgica Nacional (the “Company” or “CSN”) on November 30, 2016, October 28, 2016 and June 22, 2016, concerning the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2015, filed on May 16, 2016 (the “2015 Form 20-F”). On August 25, 2016 and November 14, 2016 we provided letters with our responses to the Staff’s comments regarding the letters received on June 22, 2016 and October 28, 2016. This letter provides the Company’s responses to the Staff’s comments in your November 30, 2016 letter. For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below such comments. All page numbers referred to herein are to the 2015 Form 20-F.

SEC Comment No. 1.

Form 20-F for Fiscal Year Ended December 31, 2015

Financial Statements

Note 3 - Business Combinations – Acquisition of control of Nacional Minérios (Namisa), page F-25

3.5 Summary of the accounting impacts, page F-31

1. We note your calculation of the “gain on the transaction between shareholders” of R$1,945. Please explain to us how you applied paragraph B96 of IFRS 10 in determining the amount by which non-controlling interests are adjusted.

In this regard, please explain why you did not adjust non-controlling interests to reflect the Asian Consortium’s proportionate share of Congonhas with any difference attributed to your equity.

Response to Comment No. 1.

As mentioned in our November 14, 2016 letter and disclosed in a 6-K furnished to the SEC on the same date, we will restate our financial statements included in our 2015 Form 20-F and amend the 2015 Form 20-F. This restatement is related to the attribution of income to non-controlling interest as per paragraph B96 of IFRS 10 (“Change in the Proportion Held By Non-Controlling Interest”), referred to above as “gain on the transaction between shareholders” in the amount of R$1,945 million (R$1.585 million after the upcoming restatement).

The non-controlling interest of Congonhas Minérios S.A. arose from the business combination of Namisa, by which the Asian Consortium changed its direct ownership of 40% in the joint-venture Namisa for a direct ownership of 12.48% in Congonhas Minérios S.A., previously a wholly-owned subsidiary of CSN.

Upon revisiting the accounting treatment of the transaction under IFRS 3, we concluded that the remeasurement of the previously held interest in Namisa, as well as any impacts from the gains on the settlement of the preexisting relationships should be observed before the business combination, being attributed exclusively to CSN, and not proportionally to the Asian Consortium (“JKTC”) as previously recorded, even though JKTC acquired its 12.48% interest in Congonhas as the first corporate step on the acquisition date. Had we not revised the accounting position, CSN would demonstrate an income of R$360 million attributed to non-controlling interest in the month of December (after the business combination) which is derived from the previously held interest of CSN in Namisa (in the month of December Congonhas delivered a net income of approximately R$1 million only).

Please note that the “gain on the transaction between shareholders” was recorded in equity following paragraph B96 of IFRS 10 (before and after the restatement, at different amounts); however, considering that under Brazilian Corporate Law the concept of “Additional paid-in capital” does not exist, the gain was recorded as “Other Comprehensive Income” in equity. Please see the Statements of changes in shareholders’ equity as part of CSN´s financial statements.

The tables below reconcile the “gain on the transaction between shareholders” (“change in the proportion held by non-controlling interest”) before and after the restatement:

Originally presented
R$ Million
Congonhas` total equity – carrying amount before the business combination	5,400
Non-controlling interest – proportional share	12.48%
Non-controlling interest – carrying amount - 12.48%	674
Consideration received – fair value	2,619
Gain on the transaction between shareholders	1,945

Restatement
R$ Million
Congonhas` total equity – carrying amount before the business combination	5,400
Remeasurement of previously held interest - (60% Namisa)	2,792
Gain on settlement of preexisting relationships	621
Income taxes on the gain of preexisting relationships	- 528
Congonhas` equity – carrying amount adjusted (basis that should had been considered for the business combination)	8,285
Non-controlling interest – proportional share	12.48%
Non-controlling interest – carrying amount - 12.48%	1,034
Consideration received – fair value	2,619
Gain on the transaction between shareholders as restated	1,585

			R$ Million
Changes of NCI - Congonhas	Originally presented	Adjustment	Restated
Balance - 12/31/2014	-	-	-
NCI measurement on the business combination	674	360	1,034
Profit (loss) attributtable to NCI	360	(360)	-
Balance - 12/31/2015	1,034	0	1,034

			R$ Million
CSN - Change in the proportion held by NCI	Originally presented	Adjustment	Restated
Congonhas Minérios - fair value - 12.48%	2,619	-	2,619
Congonhas Minérios - book value - 12.48%	674	360	1,034
Gain on the transaction between shareholders	1,945	(360)	1,585

Gain on business combination	R$ Million
Remeasurement of previously held interest - (60% Namisa)	2,792
Gain on settlement of preexisting relationships	621
Gains on business combination before taxes	3,413
Income taxes on the gain of the preexisting relationships	(528)
Total impact of business combination	2,885
Gain percentage unduly allocated to non-controlling interest	12.48%
Gain unduly allocated to non-controlling interest	360

Additionally, please refer to the table below to compare the original version of item “3.5 Summary of the accounting impacts”, on page F-31 included in the Form 20-F 2015 as currently filed and the restated version as we expect to file shortly:

3.5 Summary of the accounting impacts

Events	As originally filed R$ Million		Restated R$ Million
	Accounting effect		Accounting effect
	P&L	Equity	P&L	Equity
Valuation Gain on 60% participation in Namisa, at fair value - item 3.3 (a) iii	2,792	2,792	2,792	2,792
Gain on settlement of preexisting relationships - item 3.3 ( c)	621	621	621	621
Gain on business combination before tax / social contribution (Note 24)	3,413	3,413	3,413	3,413
Income tax on the gain of the pre-existing relationship - item 3.3 (c)	(528)	(528)	(528)	(528)
Gain in transaction between shareholders - item 3.4		1,945		1,585
Total impact of the business combination	2,885	4,830	2,885	4,470

SEC Comment No. 2.

Financial Statements

Note 9- Investments, page F-34

9.c Rollforward of investment balances in joint ventures, associates and other investments, page F-35

2. We note from your response to prior comment 7, in our letter to you dated October 28, 2016, that you reduced the carrying value of your investment in Namisa as of November 30, 2015 by R$660,622 for dividends payable to you by Namisa. Please explain to us how reducing the carrying value for distributions to be received complies with paragraph 10 of IAS 28, which stipulates that carrying amounts of investments are reduced by distributions received. Furthermore, we understand from your response to prior comment 11, in our letter dated June 22, 2016, that the dividend payable was eliminated along with the respective receivable previously recorded in the parent company balance sheet

Response to Comment No. 2.

On November 30, 2015, the transaction date, Namisa had retained earnings that could be declared and distributed as dividends to its shareholders. As part of the transaction the parties agreed to declare and pay dividends immediately before the effectiveness of the business combination, at a time when Namisa was accounted for under the equity method of accounting by CSN at its 60% interest. Upon declaration of the dividends (before the transaction occurred), the carrying value of the investment in Namisa was reduced in the amount of the dividends declared to CSN of R$3,900 million, of which R$3,239 million was paid on November 30, 2015 and R$661 million remained outstanding to be paid on November 30, 2016; as such, the net equity of Namisa was reduced in the amount of the dividends declared in 2015 of R$6,499 million (total dividends declared, including CSN Parent and the Asian Consortium). Please note that under Brazilian law dividends declared are irrevocable non-cancelable obligations that may be collected by shareholders and, as such, are treated as a dividend paid. As a result, CSN Parent reduced the amount of dividends declared by Namisa from the investment balance and transferred such amount to dividends receivable and Namisa reduced the amount of dividends from its equity and transferred such amount to dividends payable.

When the business combination was implemented, followed by the merger of Namisa into Congonhas Minérios S.A., Congonhas Minérios (a wholly owned subsidiary of CSN) assumed the obligations of Namisa, including the dividends payable in the amount of R$1,157 million, of which R$661 million (declared in 2015) and R$33 million (declared in 2014) was to be paid to the Parent company CSN.

At consolidation level, as Congonhas in controlled by Parent Company CSN, dividends receivable in CSN were eliminated against dividends payable in Congonhas. Such should be treated similarly to other related party receivables and payables which are eliminated upon consolidation.

For a better understanding of the amounts that were eliminated, please refer to the table below:

R$ Million
Namisa’s net equity as of November 30, 2015 before dividends declaration (a)	16,935
Dividends declared in 2015 (b)	6,499
Namisa’s net equity as of November 30, 2015 after dividends declaration (c) = (a) – (b)	10,436

Dividends declaration to Asian Consortium (40%) (d) = 40%(b)	2,600
Dividends declaration to CSN (60%) (e) = 60%(b)	3,900

CSN's carrying value of investment in Namisa before dividends declaration (f) = 60%(a)	10,161
CSN's dividends receivable (e)	3,900
Realization of CTA (g)	97

CSN's carrying value of investment in Namisa after dividends declaration (h) = (f) – (e) – (g)	6,164

Dividends declaration in 2015 to CSN (60%) (e)	3,900
Paid on November 30, 2015	3,239
Payable on November 30, 2016 (i)	661
Unpaid dividends declared in 2014 (j)	33

Payable by Congonhas to the Asian Consortium (k)	463
Payable by Congonhas to its parent company CSN (l) = (i) + (j) (*)	694

Congonhas assumed the dividends payable outstanding balance (m) = (k) + (l) (**)	1,157

(*) Eliminated upon consolidation – amounts due by Congonhas to Parent Company CSN.

(**) Dividends payable recorded in Congonhas in the stand alone financial statements (including dividends due to the Parent Company CSN).

*******

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Tobias Stirnberg at +55-11-3927-7702, Felipe Camara at +55-11-3927-7716 or Luiz Henrique de Carvalho Vieira at +55-11-3049-7508.

Sincerely,

/s/ David Moise Salama________
Companhia Siderúrgica Nacional
By: David Moise Salama
Title: Executive Officer